October 1, 2014

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: H. Roger Schwall, Assistant Director

Re:

TransAtlantic Petroleum Ltd. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 13, 2014

Definitive Proxy Statement on Schedule 14A

Filed April 23, 2014

Form 10-Q for the Fiscal Quarter Ended March 31, 2014

Filed May 8, 2014

Form 10-Q for the Fiscal Quarter Ended June 30, 2014

Filed August 7, 2014

File No. 001-34574

Dear Mr. Schwall:

On behalf of the Company, reference is made to the letter dated September 17, 2014 (the “Comment Letter”) from the staff of the United States Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2013, filed March 13, 2014, the Definitive Proxy Statement on Schedule 14A, filed April 23, 2014, the Form 10-Q for the Fiscal Quarter Ended March 31, 2014, filed May 8, 2014, and the Form 10-Q for the Fiscal Quarter Ended June 30, 2014, filed August 7, 2014 with the Securities and Exchange Commission (the “Commission”). The following is the Company’s response to the Comment Letter. The Company’s response to the Comment Letter is numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s responses thereto set forth immediately under such comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Properties, page 25

Summary of Oil and Natural Gas Reserves, page 34

1.	Please expand the tabular disclosure of your reserves as of December 31, 2013 to provide the amounts of your probable and possible developed and undeveloped reserves to comply with Item 1202(a)(1) and Instruction 2 to paragraph (a)(2) of Item 1202 of Regulation S-K. Also obtain and file a revised reserves report that incorporates the revisions in the disclosure of the probable and possible developed and undeveloped reserves to ensure consistency with the information provided in your filing on Form 10-K.

Response:

The Company acknowledges the Staff’s comment and will ensure that future filings that include the amounts of the Company’s probable and possible reserves distinguish between developed and undeveloped probable and possible reserves. The Company will also ensure that its future reserves reports that present the Company’s probable and possible reserves distinguish between developed and undeveloped probable and possible reserves. The Company will undertake to file on Form 8-K the Company’s reserves disclosure as of December 31, 2013, including the probable and possible developed and undeveloped reserves, and an updated reserves report as of December 31, 2013 in response to this comment.

2.	Please refer to the disclosure requirements in Item 1202(a)(2) of Regulation S-K and modify the presentation of your proved, probable and possible reserves to provide disclosure of your reserves by geographic area, including by individual country.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that all of the Company’s reserves are located in Turkey. The Company discloses the amount of reserves in Turkey on page 26, and the Company states on page 32 of the Form 10-K that there are no reserves associated with its properties in Bulgaria. The Company will clarify in future filings in its tabular presentation of reserves the geographic location of its reserves in accordance with Item 1202(a)(2) of Regulation S-K.

Proved Undeveloped Reserves, page 35

3.	Please expand your disclosure to provide in more detail the material changes in the net quantities of your proved undeveloped reserves relating to each the causes you identify such as extensions and discoveries, improved well performance and successful recompletions. Also clarify your disclosure to provide the net amounts converted during the year from proved undeveloped to proved developed and the total dollar amounts of capital expenditures made during the year to convert such reserves to comply with Items 1203(b) and 1203(c) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will ensure that its future filings will provide expanded disclosure in response to this comment.

4.	Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2013 will not be developed within five years since your initial disclosure of these reserves. Also, please clarify your disclosure in this regard and if applicable provide an explanation for the specific circumstances for any material amounts of proved undeveloped reserves that remain undeveloped for five years or more after their initial disclosure. Please refer to the definition of undeveloped oil and gas reserves under Rule 4-10(a)(31) of Regulation S-X and the disclosure requirements for proved undeveloped reserves under Item 1203(d) of Regulation S-K. For additional guidance on the specific circumstances that justify a period longer than five years, please refer to the answer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response:

The Company acknowledges the Staff’s comment and confirms to the Staff that all of its proved undeveloped reserves as of December 31, 2013 will be developed within five years of the date the reserve was first disclosed as a proved undeveloped reserve. The Company will disclose this information in future filings.

Supplemental Information (Unaudited)

Supplemental Oil and Natural Gas Reserves Information, page F-37

Disclosure of Reserves Quantities, page F-39

5.	Please expand your disclosure to include the reasons for significant changes in the net quantities of proved reserves for each of the periods disclosed. In this regard, please provide a narrative explanation in each instance that the change in reserves for an individual line item represents a significant change in reserves, other than production. Refer to the presentation requirements in FASB ASC 932-235-50-5.

Response:

The Company acknowledges the Staff’s comment and will ensure that its future filings will provide expanded disclosure in response to this comment.

Definitive Proxy Statement on Schedule 14A filed April 23, 2014

Compensation of Executive Officers, page 17

Long-Term Incentive Compensation, page 19

6.	We note your reference to a “compensation arrangement” between the company and each of Mr. Saqueton and Mr. Delahunty that contains terms regarding the quantity of restricted stock units to be granted to such executives. Please file each such compensatory arrangement as an exhibit to your annual report on Form 10-K (or if not set forth in any formal document, please file a written description of such compensatory arrangement). See Item 601(b)(10)(iii)(A) of Regulation S-K. Also, provide a narrative description of the contents of each such compensation arrangement in your disclosure. See Item 402(e)(i) of Regulation S-K.

Response:

The Company confirms that neither of the compensation arrangements of Mr. Saqueton and Mr. Delahunty are set forth in formal documents. The Company will prepare a written description of each of these compensation arrangements and will file them on a Form 8-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2014

Exhibit 10.2

7.	We note that you have omitted the schedules and exhibits to the credit agreement filed as Exhibit 10.2. Please re-file such agreement to include such omitted schedules and exhibits.

Response:

The Company acknowledges the Staff’s comment and will refile the Exhibit 10.2 credit agreement on a Form 8-K, including all schedules and exhibits thereto.

Form 10-Q for the Fiscal Quarter Ended June 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 24

8.	We note your disclosure regarding the Senior Credit Facility that you entered into with BNP Paribas on May 6, 2014, including your disclosure regarding the financial covenant with respect to the ratio of combined current assets to combined current liabilities. Please tell us whether you were in compliance with such covenant as of June 30, 2014. In that regard, we note your disclosure in your quarterly report on Form 10-Q for the quarter ended March 31, 2014 regarding the waiver you had received from your lenders regarding the current ratio covenant under your former credit agreement.

Response:

The Company confirms to the Staff that it was in compliance with all financial covenants under the Senior Credit Facility as of June 30, 2014.

* * * * *

The Company hereby acknowledges to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions concerning this response, please contact me at the number below.

Very truly yours,

/s/ WIL F. SAQUETON

Wil F. Saqueton
Direct Phone Number: (214) 265-4743
Direct Fax Number: (214) 265-4743
Wil.Saqueton@tapcor.com

cc:	Norman von Holtzendorff, Senior Counsel

Laura Nicholson, Senior Counsel

Garrett DeVries, Akin Gump Strauss Hauer & Feld LLP

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